

December 23, 2010

Juan José Suárez Coppel
Chief Executive Officer
Petróleos Mexicanos
Avenida Marina Nacional No. 329
Colonia Huasteca, Mexico, D.F. 11311
Mexico

> **Re:** **Petróleos Mexicanos**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed June 29, 2010**
> **File No. 0-00099**

Dear Mr. Coppel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Financial Statements

Note 10 - Debt, page F-25

1.   Please provide an analysis which reconciles the total amounts of your 2009 and 2008 debt financing activities described under this note to the amounts reported as "loans obtained from financial institutions" in your Statements of Cash Flow.

Note 23 – Supplementary Information on Oil and Gas Exploration and Production Activities, page F-118

2.   We note your disclosures indicating that your estimates of proved reserves were prepared "in conformity with generally accepted petroleum engineering and evaluation principles." We also note references to these "generally accepted petroleum engineering and evaluation principles" are found in the reserve reports prepared by two of your third party engineers, Netherland Sewell and Ryder Scott. While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of generally accepted petroleum engineering and evaluation principles. We also note disclosure on page 106 that indicates "our reserves estimates are determined in accordance with earth science and petroleum engineering principles and practices." With a view toward disclosure, please consult with your third party engineers and then explain to us the basis for their concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with them. And if this is their view, please refer us to their source of this compilation of principles.

Exhibit 10.2 – Report on Reserves Data by Ryder Scott Company, L.P., page 6

3.   The closing paragraph states in part that the report "was prepared for the exclusive use of Pemex Exploración y Producción and may not be put to other use without our prior written consent for such use." As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650 or Kimberly L. Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief